UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________

FORM 11-K
___________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended August 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 0-26058
 ___________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRAUMAFX SOLUTIONS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KFORCE INC.
1001 EAST PALM AVENUE
TAMPA, FL 33605

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Plan Administrator
TraumaFX Solutions, Inc. 401(k) Plan
Tampa, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets in liquidation of the TraumaFX Solutions, Inc. 401(k) Plan (the Plan) as of August 31, 2020 and December 31, 2019 and the related statement of changes in net assets in liquidation for the period ended August 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets in liquidation of the Plan as of August 31, 2020 and December 31, 2019 and the changes in net assets in liquidation for the period ended August 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental
The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year - Liquidation) as of August 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information presented, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Plan’s auditor since 2010.
Tampa, Florida
January 15, 2021

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS IN LIQUIDATION

	August 31,	December 31,
	2020	2019
ASSETS
Investments:
At fair value	$—	$12,800,081
At contract value	—	2,122,428
Total investments	—	14,922,509
Total assets in liquidation	$—	$14,922,509
The accompanying notes are an integral part of these financial statements.

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION
FOR THE PERIOD ENDED AUGUST 31, 2020

Investment (loss) income:
Net depreciation in fair value of investments	$(269,214)
Interest and dividend income	79,171
Total investment loss	(190,043)
Benefits paid to participants	(14,680,616)
Administrative expenses	(51,850)
Change in net assets	(14,922,509)
Beginning of year	14,922,509
End of year	$—
The accompanying notes are an integral part of these financial statements.

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of the Plan
General
The TraumaFX Solutions, Inc. 401(k) Plan (the “Plan”), prior to its termination on June 7, 2019, was previously known as the Kforce Government Practice Plan, and was a defined contribution plan established effective October 2, 2006. The Plan was previously sponsored by Kforce Government Solutions, Inc. (“KGS”), which was previously a wholly-owned subsidiary of Kforce Inc. ("Kforce"). Substantially all employees of KGS were eligible under the Plan, except those that met certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper.
The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. If there are any discrepancies between the terms of the Plan and this description, the terms of the Plan shall prevail. The Plan was subject to the provisions of the ERISA.

Plan Termination and Liquidation
On March 31, 2019, and due to the stock sale of KGS to a third party effective April 1, 2019, sponsorship of the Plan was transferred to TraumaFX Solutions, Inc., which was a wholly-owned subsidiary of Kforce at that time, and the Plan was amended to provide that participants were 100% vested. Subsequently, on June 7, 2019, the Plan was terminated, and the termination was approved by the board on this date.
During 2019, all participants were deemed to have a distributable event under the terms of the Plan. On May 18, 2020, and in order to liquidate the remaining balances in the Plan, all participants with balances were notified that they were required to take a distribution within 45 days.
Eligibility
Prior to the termination of the Plan, all employees of KGS were eligible to participate in the Plan with the exception of employees who were:
•Leased employees under Section 414(n) of the Internal Revenue Code (the “Code”),
•Covered by a collective bargaining agreement that does not provide for participation in the Plan,
•Nonresident aliens with no U.S. source earned income,
•Not on the U.S. payroll of KGS.
Additionally, individuals who were independent contractors, regardless of whether they were subsequently determined to be common law employees, were not eligible to participate.
Contributions
Prior to the termination of the Plan, employee contributions were recorded in the period in which the payroll deductions were withheld from the participant's earnings. Participants could contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $19,000 for those under age 50 and $25,000 for those age 50 and above for 2019. There were no employee contributions made in 2020 .
Prior to the termination of the Plan, matching contributions were at the discretion of the Board of Directors. Matching contributions, if any, were funded annually in cash to the Plan for eligible participants who, as of the last day of the Plan year, were employed and completed at least 1,000 hours. For the period ended August 31, 2020, there were no matching employer contributions due to the termination of the Plan.
Rollovers
Prior to the termination of the Plan, all employees who met the Plan eligibility requirements were eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.
Participant Accounts
Prior to the termination of the Plan, participants directed the investment of their contributions into various investment options offered by the Plan. Each participant’s account was credited or charged with the participant’s contributions and allocations of KGS’s matching contributions, Plan earnings or losses, rollovers and transfers into or withdrawals out of the Plan. In 2015, the Plan eliminated the participant's ability to make new investments in Kforce Inc. common stock. After the Plan’s termination, each participant’s account was credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses and an allocation of forfeitures. Substantially all administrative fees were paid by the Plan, through allocation, both direct and indirect, to its participants.
Vesting
Participants were immediately fully vested in their contributions plus actual earnings thereon, if any. In addition, prior to the termination of the Plan, matching contributions and earnings, if any, vested at the rate of 20% for each year of service earned; additionally, a participant became 100% vested upon death, total disability, normal retirement age or Plan termination.

In-Service Withdrawals
Prior to the termination of the Plan, participants could request the following types of in-service withdrawals from the Plan during any given calendar month:
•Age 59-1/2,
•Financial hardship,
•Rollover contributions, or
•Qualified reservist distribution.
Benefit Payments
Prior to termination of the Plan, a participant was entitled to receive the vested portion of his or her account upon termination of employment. If the vested amount was $1,000 or less, the account was automatically paid to the participant within a reasonable time frame through a distribution; if the vested amount was greater than $1,000 and less than $5,000, the account was automatically paid to the participant within a reasonable time frame through a rollover into an IRA. If the vested amount was more than $5,000, the participant was required to consent to the distribution.
At August 31, 2020 and December 31, 2019, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.
Forfeited Accounts
Prior to termination of the Plan, non-vested balances resulting from matching contributions and any earnings thereon were forfeited upon distribution or the date the participant incurred five consecutive one-year breaks in service.
Forfeited non-vested balances were used first to fund any restorations. Any unallocated forfeitures would be used to reduce administrative expenses payable by the Plan and/or employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and/or to increase the employer matching contributions. Any remaining forfeitures would be credited to a suspense account to be used for future restorations. There were no remaining forfeited funds in the suspense account at August 31, 2020 and at December 31, 2019.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
As a result of the termination of the Plan, the accompanying financial statements have been prepared in accordance with the liquidation basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (" GAAP"), requires the Plan Administrator, as defined in the Plan ("Plan Administrator"), to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
As of August 31, 2020, the plan had no assets or liabilities. As a result of the termination of the Plan, the Plan’s investments at December 31, 2019 were stated at liquidation value, which approximated fair value, except for the fully benefit-responsive contract, which was recorded at contract value. The Plan’s self-directed accounts held shares of mutual funds and common stock. Shares of common stock and mutual funds were valued at quoted market prices, which represented the net asset value of shares held by the Plan at the year ended December 31, 2019. The fully benefit-responsive investment contract value included contributions, plus earnings and participant transfers into the fund, less participant withdrawals, administrative expenses and participant transfers out of the fund. Refer to Note 4 - "Investment Contract with Insurance Company" for further discussion on the fully benefit-responsive investment contract.
Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.
Benefit Payments
Benefit payments and withdrawals were recorded when paid.

Administrative Expenses
The Plan's administrative expenses were paid by the Plan sponsor, the Plan and/or unallocated forfeitures.
Certain management fees and operating expenses were charged to the Plan for investments in mutual funds and mutual funds held in the self-directed accounts were deducted from income or loss on a daily basis and were not separately reflected. These investment related expenses were included as a reduction in the Net depreciation in fair value of investments in the accompanying Statement of Changes in Net Assets in Liquidation.
Subsequent Events
The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued and determined there were not additional subsequent events requiring adjustments or disclosures in the financial statements.

Note 3 - Investments
During the period ended August 31, 2020, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, declined in value as follows:

Net Realized and Unrealized Depreciation In Fair Value of Investments
Mutual funds	$(160,174)
Kforce Inc. common stock	(109,040)
Net decline in fair value of investments	$(269,214)

Note 4 - Investment Contract with Insurance Company
The Plan participated in the Prudential Guaranteed Income Fund ("GIF"), a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintained the contributions in its general account, which was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Prior to termination, participants could direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represented contributions plus earnings and participant transfers into the fund, less participant withdrawals, administrative expenses and participant transfers out of the fund.
The GIF contract included certain restrictions that could impact the ability to collect the full contract value. However, none of these restrictions became applicable before or due to the Plan termination and all participant balances were distributed at contract value.
Note 5 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.
•Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.
•Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
•Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability.
Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis at August 31, 2020 and December 31, 2019:

Fair Value Measurements at August 31, 2020
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$—	$—	$—	$—
Kforce Inc. common stock	—	—	—	—
Total	$—	$—	$—	$—

	Fair Value Measurements at December 31, 2019
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$12,413,441	$12,413,441	$—	$—
Kforce Inc. common stock	386,640	386,640	—	—
Total	$12,800,081	$12,800,081	$—	$—

Note 6 - Plan Termination
The Plan was terminated as of June 7, 2019, subject to the provisions of ERISA. Subsequent to June 7, 2019, no contributions, loan payments or new loans were allowed into or out of the Plan. All balances were distributed as of August 31, 2020.
Note 7 - Federal Income Tax Status
The Internal Revenue Service issued a favorable determination letter dated March 16, 2015 for all amendments with an effective date as of or prior to January 1, 2013, determining that the Plan and related trust were designed in accordance with the applicable requirements of the Code and underlying regulations. The Plan has been amended since the effective date of the favorable determination letter. Kforce and the Plan Administrator believe that the Plan was designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continued to be tax-exempt up through the time of termination. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of August 31, 2020 and December 31, 2019, there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. Although terminated, the Plan may still be subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.
Note 8 - Exempt Party-In-Interest Transactions
Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.
At August 31, 2020 and December 31, 2019, the Plan held 0 and 9,739 shares, respectively, of common stock of Kforce, a party-in-interest, with a fair value of $0 and $386,640, respectively. During the period ended August 31, 2020, the plan recorded approximately $3,359 in dividend income related to the Kforce common stock.

TRAUMAFX SOLUTIONS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR - LIQUIDATION)
AS OF AUGUST 31, 2020

There were no assets held for investment purposes as of the period ended August 31, 2020 due to the Plan termination.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TraumaFX Solutions, Inc. 401(k) Plan

January 15, 2021	/s/ JEFFREY B. HACKMAN
Jeffrey B. Hackman
Senior Vice President, Finance and Accounting of the Plan Administrator, Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm